[Letterhead of SandRidge Energy, Inc.]
September 4, 2007
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and
Exchange Commission
Washington, D.C. 20549

Re:	SandRidge Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 31, 2007
File No. 333-144004
Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2007, with respect to the review of Amendment No. 1 to the Company’s Form S-1 initially filed with the Commission on June 22, 2007, File No. 333-144004 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
General
1.	Please update your Registration Statement to include financial statements and pro forma financial information through June 30, 2007 to comply with Rule 3-12 and Rule 11-02(c)(2)(i) of Regulation S-X, respectively.

Response:

We have revised the Registration Statement to include financial information through June 30, 2007, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please note that the Registration Statement has also been updated to include information on our proved reserves estimated as of June 30, 2007.
2.	We note that you filed a Form S-1 registration statement on August 13, 2007 (file no. 333-l43386) to register stock for resale by certain selling shareholders. Please update as appropriate the disclosure in this S-1 to reflect the fact that you have made a new

Securities and Exchange Commission
September 4, 2007

filing. This updating should include, as examples only, the risk factor entitled “You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock,” on page 23, the Selling Shareholders table, and the section on “Shares Eligible for Future Sale.” Comments regarding the Form S-1 filed August 13 will be issued under separate cover.

Response:

We have revised the Registration Statement to disclose the filing of the shelf registration statement for selling stockholders under the section “Risk Factors” on page 22 and under the section “Shares Eligible for Future Sale” on page 127. Since the shares being registered for resale for selling stockholders are already issued and outstanding or issuable upon exercise or conversion of existing securities, we do not believe the registration or subsequent resale has a dilution impact.

We acknowledge that most of the comments reflected in the Staff’s comment letter on the Registration Statement will also apply to the disclosures contained in our shelf registration statement filed on Form S-1 (File No. 333-145386) relating to sale, from time to time, of common stock by certain of our stockholders. We understand that a separate comment letter from the Staff is forthcoming with respect to the shelf registration statement. As soon as practicable after that letter is received, we intend to file an amendment to the shelf registration statement addressing those comments and making changes to the disclosures in the shelf registration statement that correspond to the revised disclosures reflected in Amendment No. 2 to this Registration Statement.
3.	We note your responses to our prior comments 4, 5 and 40, and we reissue them in part. Please provide all missing exhibits and information promptly.

Response:

We have included all additional exhibits available at the time of filing Amendment No. 2. We intend to file all required exhibits by amendment sufficiently in advance of effectiveness for the Staff to have time to review them and for us to respond to any resulting comments. We intend to file the number of shares being offered and the offering price range in a future amendment to the Registration Statement when we are closer to commencement of offering activities. We acknowledge that the Staff will need sufficient time to review such amendment and it may result in further comments that will have to be addressed prior to our request for effectiveness.
Summary, page 1
4.	We note your response to our prior comment 7. Please provide us with the data you relied on from IHS.

Securities and Exchange Commission
September 4, 2007

Response:

We are supplementally furnishing the Staff under a separate cover letter a compilation of the data derived from IHS that we relied upon to substantiate our disclosures. IHS is an independent subscription data service. This data service researches public sources of information and develops a database that is viewed using their proprietary software. In Texas, the oil and gas data is sourced primarily from the records of the Texas Railroad Commission, the state oil and gas regulatory body. The CD-ROMs generated by the service is mailed on a monthly basis and includes Well Information, Production and Allocated Production CD-ROMs throughout the United States. All of the information used in the preparation of the Registration Statement was retrieved from CD-ROMs delivered monthly from IHS covering the Permian Basin — US Production Data and the Permian Basin — US Well Data.
Use of Proceeds, page 26
5.	We note your response to our prior comment 13 that you had no senior debt outstanding as of June 30, 2007. Reconcile this statement with the fact that you intend to use part of the proceeds to repay your senior debt. Also revise to quantify the “remainder” to which you refer.

Response:

We have incurred significant borrowings on our senior credit facility since June 30, 2007 in order to fund our increased capital expenditure budget. We have revised the section “Use of Proceeds” of the Registration Statement to clarify this and to reflect outstanding borrowings as of a recent date. We expect to further update these amounts and the corresponding expected use of net proceeds from the offering by future amendment prior to commencement of offering activities.
Management, page 88
6.	We note your response to our prior comment 24, and reissue it in part. For Messrs. Oliver, Scott and Serota provide the months, and to the extent necessary the year, that each held the positions mentioned. Reference to experience “prior” to joining a company does not make clear whether there was intervening time or professional experience.

Response:

We have revised this section of the Registration Statement to include the missing information.

Securities and Exchange Commission
September 4, 2007

Executive Compensation and Other Information
Compensation Discussion and Analysis, page 94
General
7.	We note your response to our prior comment 27 and reissue it.

Response:

We have revised our disclosure in this section of the Registration Statement to reflect our current absence of a compensation committee and our revised expectation that the compensation committee will be formed within 90 days following the completion of the offering.
8.	We note your response to our prior comment 28. Please state whether the restricted stock you granted to the executives in 2007 is subject to any vesting restrictions and when vesting will occur. Also describe in greater detail how the amounts were determined, including a discussion of which goals were met.

Response:

We have revised the disclosure in this section of the Registration Statement to describe the vesting restrictions on our 2007 restricted stock grants and the factors considered by our board of directors and Mr. Ward in connection with such grants and other changes in executive compensation during fiscal 2007.
Objectives of Our Executive Compensation Program
General, page 95
9.	We note your response to our prior comment 29. Please describe the information that is contained in the comprehensive surveys performed by third parties that is used by your Board in its analysis. Also describe the other market data that your Board may consider.

Response:

We have revised the disclosure in this section of the Registration Statement to clarify the source of the comparative market data considered by our board of directors in its analysis of compensation levels.

Securities and Exchange Commission
September 4, 2007

10.	Revise to clarify whether the two companies you identify comprise the entire “Peer Companies” group. If not, identify each peer company, as prior comment 29 requested.

Response:

We have revised the disclosure in this section of the Registration Statement to clarify the companies that constitute our “Peer Companies” group.
11.	We note your response to our prior comment 30, and reissue it in part. Please state how you evaluate an officer’s experience.

Response:

Our board of directors evaluates each individuals experience on a case-by-case basis. We have revised the disclosure in this section of the Registration Statement to provide an example of some of the factors that may be considered in evaluating an individual’s experience.
12.	We note your response to our prior comment 31 and reissue it in part. Please state the weight given to each of the performance factors used in determining an individual’s salary, cash bonus and restricted stock grant. Explain how you determine the amount of restricted stock to award on a semi-annual basis.

Response:

We do not apply formulas or predetermined weighting to the factors our board of directors considers in determining an individual’s executive compensation package. We have revised the disclosure in this section of the Registration Statement to describe some of the factors that were considered in fiscal 2006 and 2007.
Employment Agreements, Severance Benefits and Changes in Control Provisions
Other Named Executive Officers, page 99
13.	We note that you state that as of December 31, 2007 you had not entered into any other employment agreement other than the one with Mr. Ward. However, the agreement you filed, as Exhibit 10.12 with Mr. Coshow is dated as of September 2, 2006. Please advise. Describe Mr. Coshow’s agreement in the prospectus, and any other agreements entered into up to the date of the prospectus.

Securities and Exchange Commission
September 4, 2007

Response:
We have revised our disclosure in this section of the Registration Statement to summarize the employment of Mr. Coshow, who is an executive officer but is not a named executive officer, as defined in Item 402(a)(3) of Regulation S-K. Messrs. Coshow and Ward are the only two executive officers with employment agreements at this time.
Other Matters, page 99
14.	We note your response to our prior comment 35. Provide this information in the prospectus.

Response:

We have revised our disclosure in this section of the Registration Statement to include the requested information.
Related Party Transactions, page 112
15.	We note your responses to prior comments 38 and 39. Disclose the absence of a policy, as well as the implications with respect to Item 404(b)(2). If you are unable to determine whether the related party transaction was on terms as favorable to you as could have been obtained elsewhere, make this clear in each case.

Response:

We have revised our disclosure in this section of the Registration Statement to address this comment.
Well Participation Plan, page 112
16.	We note your response to our prior comment 42, and reissue it in part. Specify the amounts paid to Messrs. Ward and Mitchell due to their participation in the plan in 2006 and to date in 2007. We believe it is relevant to disclose the amount they paid versus their return. Also provide the number of wells in which Messrs. Ward and Mitchell participate.

Response:

We have revised our disclosure in this section of the Registration Statement to include the requested information.

Securities and Exchange Commission
September 4, 2007

Employee Participation Plan, page 113
17.	We note your response to our prior comment 43 and reissue it in part. State whether any officers invested their own finds into the plan, and if they did state the amounts invested. Specify the amounts paid to the executive officers due to their participation in the plan in 2006 and to date in 2007. It appears pertinent to disclose the amount they paid, or that was paid on their behalf, versus their return.

Response:

We have revised our disclosure in this section of the Registration Statement to include the requested information.
Other Transactions, page 113
18.	We note your response to our prior comment 44 and reissue it. It appears that Mr. Mitchell would be considered a promoter under Rule 405 of the Securities Act of 1933.

Response:

We do not believe that Mr. Mitchell has acted as a promoter of the Company during the past five years, as contemplated in Item 404(c) of Regulation S-K, and should not be named as such. The Company was founded in 1984 and has been actively in business since such date. Nevertheless, we believe the compensation to Mr. Mitchell and related party transactions involving Mr. Mitchell currently described in the Registration Statement includes descriptions of all material items described in paragraphs (c)(1)(i) and (c)(1)(ii) of Item 404(c) of Regulation S-K.
Description of Capital Stock
Preferred Stock, page 115
19.	We note your response to our prior comment 45. You state you are prohibited from paying any dividends on your common stock, which is not made clear in the risk factor at page 23. Moreover, in the next sentence you state that holders of preferred stock are entitled to any dividends or distributions made on your common stock as if such holder of preferred stock had converted his shares to common stock. Please revise to clarify. We also note that Section 3(c) of the Certificate of Designation regarding your preferred stock allows dividends to be paid on the common stock in certain circumstances, including upon the consent of a majority of the holders of preferred stock.

Securities and Exchange Commission
September 4, 2007

Response:
We have revised our disclosure in this section of the Registration Statement to address this comment.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 31
20.	We note your revised disclosure under Note (h) responding to prior comment. Please reconcile the 18,174 shares issued for NEG acquisition (before deduction for weighted shares already included in historical results) as disclosed under Note (h) on page 32 to the 12,842 shares issued for NEG acquisition as disclosed on page 29.

Response:

The NEG purchase price consideration consisted of $990.4 million in cash, $300 million in assumption of debt and issuance of 12.8 million shares of common stock. In financing a portion of the cash consideration of the NEG transaction, the Company sold 5.3 million common units consisting of one share of common stock and a warrant. This is disclosed in Note 18 of the 2006 annual consolidated financial statements on page F-17 which we refer to the financing of the cash proceeds in the last sentence under the NEG transaction on page 29. We have updated the disclosure in Note (h) to the pro forma financial statement.
NEG Oil & Gas LLC Financial Statements, page F-5
21.	We note your response to prior comment 52. To further assist us in understanding the complex relationship of National Energy Group, Inc. and American Real Estate Partners, LP and NEG Oil and Gas, LLC, please provide to us a chart that depicts the ownership structure and direct affiliations of these entities prior to your acquisition of NEG Oil and Gas, LLC. Similarly, please provide a chart that depicts the ownership structure and direct affiliations of these entities subsequent to the acquisition. Within the charts clearly indicate the net assets and operations of these entities before and after the acquisition.

Response:

Please see our response to Comment 22 below.
22.	In your response to prior comment 52 you state that NEG Oil and Gas LLC agreed to exercise its right to redeem for fair value the 50% non-controlling membership interest in NEG Holdings LLC from NEGI. Please tell us when this transaction occurred. In addition, please clarify whether all the senior notes due from National Energy Group, Inc. were extinguished as a result of the redemption. Finally, tell us

Securities and Exchange Commission
September 4, 2007

whether this redemption resulted in you directly owning 100% of NEG Holdings LLC upon your acquisition of NEG Oil and Gas LLC.
Response:
In response to this comment and comment 21, we have furnished the Staff supplementally the diagrams attached to this letter as Appendix A to provide further information concerning our acquisition of NEG Oil & Gas LLC (“NEG”). Please note that the information in the diagrams regarding the amount of payments from NEG to National Energy Group, Inc. (“NEGI”) and the amount of payments reflected from NEGI to AREP Oil & Gas LLC are based solely on the public reports of NEGI filed with the Commission. We have also not included amounts attributable to net assets and operations of each of the entities because we are not in possession of that information. We have, however, included information regarding our allocation of fair value among the three operating subsidiaries of NEG under purchase accounting. We also furnished the Staff supplementally an analysis of the combined NEG financial statements contained in the Registration Statement compared to NEG consolidated financial statements for comparable dates and periods. We have attached that analysis to this letter as Appendix B.
Per telephonic discussions with Ms. Dang of the Staff, we have included in the Registration Statement under the heading “Business — The NEG Transaction” on page 68 a more detailed description of the NEG transaction and its structure and an explanation of the financial statement presentation of NEG contained in the Registration Statement. We also provided an expanded description of the structure of the NEG transaction on page 29 under “Unaudited Pro Forma Condensed Combined Financial Statements.” We also included a cross reference to the broader NEG transaction on page 36 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Engineering Comments
Summary Historical Operating and Reserves Data, page 11
23.	We have reviewed your response to comment 59 of our letter dated July 23, 2007. If the gas price that you receive for the gas that must be stripped of CO2 is materially less than the price you receive for other natural gas please revise your document to disclose this lower price. Please also tell us what percent of the gas that you produce has high levels of CO2.

Response:

Please refer to our response to Comment 33.

Securities and Exchange Commission
September 4, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Segment Overview, page 36
24.	We have reviewed your response to comment 62. Please tell us if the prices you report here and elsewhere are the average prices you received for your gas before the effects of hedging, or if this is not the case, how the prices were determined.

Response:

We have revised this section of the Registration Statement at pages 12, 38 and 77 to clarify that such average prices were determined prior to the effects of hedging, and on page 39 to reflect realized prices after giving effect to hedges.
Exploration and Production Segment, page 37
25.	We have reviewed your response to comment 63. Please refer to the second engineering comment in this letter.

Response:

Please refer to our response to Comment 33.
Proved Reserves, page 71
26.	We have reviewed your response to comment 66. We believe the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X should be included in this section so the reader has an immediate understanding of the meaning of the term “proved reserves.” Please revise your document accordingly.

Response:

We have revised our disclosure in this section of the Registration Statement to address this comment.
Notes to Consolidated Financial Statements, page F-7
Supplemental Information on Oil and Gas Producing Activities, page F-37
Costs Incurred in Property Acquisition, Exploration and Development Activities, page F-37
27.	We have reviewed your response to comment 68. From the reserve report we note that capital expenditures for the development of undeveloped reserves for the

Securities and Exchange Commission
September 4, 2007

Wellman field extend as far into the future as 2018. As stated previously, normally, proved undeveloped reserves should be developed within five years. Please remove proved undeveloped reserves that will not be developed within five years.
Response:
The reserve report reflects the drilling of all proved undeveloped wells for the tertiary recovery project on the Wellman field within five years. Capital expenditures for proved undeveloped reserves extending further in the future relate primarily to the cost of CO2 for injection to maintain production. These CO2 costs are capitalized.
Results of Operations for Oil and Gas Producing Activities, page F-37
28.	We have reviewed your response to comment 69. As previously requested please fully explain in the document the function the independent engineers performed. You indicate in the first paragraph on page F-37 that the estimates of proved reserves have been prepared by the Company’s team of engineers but in the second paragraph you state that Netherland Sewell prepared the estimates of proved reserves for 97% of your properties. Please disclose if the reserves reported are from the company’s estimate or from the independent engineers. Include in the disclosure the percent difference and reserve difference in the aggregate between the independent engineers’ estimates and the company’s estimates.

Response:

We have clarified in this unaudited supplemental oil and gas information note to the SandRidge financial statements and on page 75 of the Registration Statement the scope of the reports of independent engineers and the absence of competing Company estimates.
Reserve Reports
29.	We note that you estimated in the reserve reports to spend approximately $430 million in 2007 for development. Tell us how much you have spent to date. If you anticipate not spending a material amount of these estimated funds please disclose this in the document.

Response:

As of June 30, 2007, we have spent approximately $275 million in drilling costs, of which we estimate approximately $264 million would be classified as development costs. With the revision in our capital budget for 2007, we anticipate spending a substantial amount in excess of $430 million for development.

Securities and Exchange Commission
September 4, 2007

30.	Please reconcile for us the fact that you estimate the 150 producing wells in the Pinon field, which are about 40% depleted, will produce on average gross ultimate reserves of approximately 2 BCFe per well with the fact you have estimated 400 proved undeveloped wells to produce an average gross ultimate reserve of 2.7 BCFe per well.

Response:

We are providing supplemental information by separate letter addressed to Mr. Murphy of the Staff certain supplemental information that will be helpful to Mr. Murphy in understanding our responses to this comment. Our engineers would like to arrange a telephone call with Mr. Murphy to discuss our data as soon as he may be available.
31.	Please reconcile for us the fact that you estimate the 21 producing wells in the Minden field to produce on average gross ultimate reserves of 1,086 MMcfe per wells with the fact that you have estimated the 45 proved undeveloped wells to produce a gross ultimate reserve of 1,560 MMcfe per well.

Response:

We are providing supplemental information by separate letter addressed to Mr. Murphy of the Staff certain supplemental information that will be helpful to Mr. Murphy in understanding our responses to this comment. Our engineers would like to arrange a telephone call with Mr. Murphy to discuss our data as soon as he may be available.
32.	Please provide us with a structure map of the Pinon field and separately designate the proved producing wells and the proved undeveloped wells and by zone if appropriate.

Response:

We are providing the requested information by separate letter addressed to Mr. Murphy of the Staff together with supplemental information from our June 30, 2007 reserve reports and other supplemental information that will be helpful to Mr. Murphy in understanding our responses to comments 30 and 31.
33.	Please tell us if the gas reserves for the Pinon field are net of CO2. Please tell us the average percentage of CO2 for new wells and if it changes during the life of the well. If so, please tell us how this is taken into account in the reserve estimate.

Securities and Exchange Commission
September 4, 2007

Response:
All natural gas proved reserves and production volumes reflected in our reserve reports for the Pinon Field and West Texas Overthrust area contained in the Registration Statement are net of CO2 volumes removed or estimated to be removed after production and prior to sale. The gross volumes in our reserve report contain the full wellhead stream including CO2. An adjustment is made before the net reserves are calculated, but does not have a separate reporting column. Therefore the indicated gross and gross ultimate reserves reflect wet volumes. As a result of this netting of excess CO2 volumes, our historical and future natural gas unit sales price data are not affected by CO2 content. Our natural gas reserves and production outside of West Texas are expected to contain CO2 volumes within pipeline delivery specifications.
In West Texas, natural gas production with high CO2 content is produced from a few of the several gas producing zones. Approximately 27% of our proved reserves at June 30, 2007 attributable to the Pinon and the West Texas Overthrust area (15% of our total proved reserves) are attributable to zones with high CO2 content, the First Caballos and the Deeper Devonian. Future production estimated in our reserve report is reflected on a well by well basis with volume shrink percentages for CO2 content applied to production from each of the high CO2 content zones. The volume reductions are based upon a statistical analysis of our historical production experiences from the zone. The costs of stripping CO2 volumes at the gas plant prior to sale are reflected as lease operating expenses in our reserve report. We are providing supplemental information for Mr. Murphy of the Staff regarding the CO2 content on a zone by zone basis in West Texas. We believe our estimates for anticipated CO2 shrink are based on solid production evidence and experience.
The Company has requested FOIA confidential treatment under Rule 83 for supplemental materials referred to in this letter sent to Ms. Donna Levy and Mr. James Murphy of the Staff. Pursuant to letters to each of Ms. Levy and Mr. Murphy containing the FOIA confidential treatment request dated August 31, 2007 (the “FOIA Letters”), the Company also requests the return of the supplemental information upon completion of the Staff’s review in accordance with Rule 418(b).

Securities and Exchange Commission
September 4, 2007

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Bruce Thompson at (405) 753-5603 or Jim Prince at Vinson & Elkins L.L.P. at (713) 758-3710, or with respect to engineering comments, please contact Rodney Johnson

Very truly yours,
By:	/s/ V. Bruce Thompson
V. Bruce Thompson
Senior Vice President -- Legal and General Counsel

cc:	Donna Levy, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
James Murphy, Securities and Exchange Commission
James M. Prince, Vinson & Elkins L.L.P.

APPENDIX A
Diagram I
NEG OIL & GAS LLC
Before SandRidge Acquisition
* Equity and senior notes of NEGI contributed by AREP to NEG in mid-year 2005.

Diagram II
NEG OIL & GAS LLC
Immediately Prior to SandRidge Acquisition
Pre-Closing Transaction
A few days prior to closing in November 21, 2006, 50.1% of the capital stock of NEGI and $148 MM of outstanding NEGI senior notes were distributed by NEG to its parent, AREP O&G.

Diagram III
NEG OIL & GAS LLC
Immediately Following SandRidge Acquisition
Closing Transactions (11/21/06)
1.	NEG pays NEGI $261 MM for its 50% interest in NEG Holding LLC.

2.	NEGI pays AREP O&G $150MM to extinguish all outstanding senior notes plus accrued interest.

3.	Aggregate fair value allocated by SandRidge: $1.601 billion. See below for fair value allocations between operating entities.

SandRidge Allocated Fair Value:	$776 MM	$295 MM	$530 MM

APPENDIX B
NEG Combined Financial Statements (from Form S-1)
Compared to NEG Consolidated

Balance Sheet	12/31/2004	12/31/2005	9/30/2006

NEG Oil & Gas LLC
Current Assets	81,748	172,188	107,355
Net Oil & Gas properties	531,218	741,363	847,141
Total Assets	664,035	958,294	1,022,445

Current Liabilities	64,279	145,714	36,818
Total Liabilities	404,437	506,193	387,913
Member’s equity	259,598	452,101	634,532

NEG Oil & Gas LLC as presented in S-1*
Current Assets	79,251	168,789	103,508
Net Oil & Gas properties	531,218	741,363	847,141
Total Assets	642,296	940,356	1,006,504

Current Liabilities	63,981	146,787	37,213
Total Liabilities	251,765	507,266	388,308
Member’s equity	390,531	433,090	618,196

Difference
Current Assets	2,497	3,399	3,847
Net Oil & Gas properties	—	—	—
Total Assets	21,739	17,938	15,941

Current Liabilities	298	(1,073)	(395)
Total Liabilities	152,672	(1,073)	(395)
Member’s equity	(130,933)	19,011	16,336

	For the Years Ended			Nine Months Ended
Income Statement	12/31/2003	12/31/2004	12/31/2005	9/30/2005	9/30/2006

NEG Oil & Gas LLC
Total revenue	99,909	137,988	198,855	86,709	330,476
Operating income (loss)	30,046	32,188	37,522	(28,689)	200,859
Income (loss) before income taxes	11,660	19,245	24,598	(43,324)	188,956

NEG Oil & Gas LLC as presented in S-1*
Total revenue	99,909	137,988	198,855	86,709	330,476
Operating income (loss)	29,310	32,494	37,840	(29,212)	201,199
Income (loss) before income taxes	26,005	32,727	31,808	(36,930)	189,249

Difference
Total revenue	—	—	—	—	—
Operating income (loss)	736	(306)	(318)	523	(340)
Income (loss) before income taxes	(14,345)	(13,482)	(7,210)	(6,394)	(293)
*	NEG Oil & Gas LLC and subsidiaries, excluding National Energy Group, Inc. and the 10 3/4% senior notes due from National Energy Group, Inc., but including National Energy Group Inc.’s 50% membership interest in NEG Holding LLC.

B-1